                                 LAW OFFICES OF
                             KELLER ROHRBACK L.L.P.
--------------------------------------------------------------------------------
LAURIE B. ASHTON + P > C
IAN S. BIRK
STEPHEN R. BOATWRIGHT + > C
KAREN E. BOXX C
JOHN H. BRIGHT
GRETCHEN FREEMAN CAPPIO
JASON P. CHUKAS
T. DAVID COPLEY #
ALICIA M. CORBETT + > C
CLAIRE CORDON
SHANE P. CRAMER # C
ROB J. CRICHTON -
CHLOETHIEL W. DEWEESE
MAUREEN M. FALECKI !
JULI FARRIS ! /
RAYMOND J. FARROW
DANIEL S. FRIEDBERG < C
GLEN P. GARRISON S
LAURA R. GERBER
GARY A. GOTTO + > C
MARK A. GRIFFIN
AMY N.L. HANSON <
IRENE M. HECHT
SCOTT C. HENDERSON
TOBIAS J. KAMMER
RON KILGARD + > C
BENJAMIN J. LANTZ
HEIDI LANTZ
CARI CAMPEN LAUFENBERG
ELIZABETH A. LELAND
TANA LIN ? ** /
DEREK W. LOESER
DAVID R. MAJOR
JOHN MELLEN ?
ROBERT S. OVER * /
AMY PHILLIPS
LORRAINE LEWIS PHILLIPS
ERIN M. RILEY <
PAUL M. ROSNER
DAVID J. RUSSELL
MARK D. SAMSON + > C
LYNN LINCOLN SARKO / <
FREDERICK W. SCHOEPFLIN
WILLIAM C. SMART
THOMAS A. STERKEN
BRITT L. TINGLUM <
LAURENCE R. WEATHERLY
MARGARET E. WETHERALD -
AMY WILLIAMS-DERRY
MICHAEL WOERNER
BENSON D. WONG

+    ADMITTED IN ARIZONA
#    ALSO ADMITTED IN ARIZONA
!    ALSO ADMITTED IN CALIFORNIA
P    ALSO ADMITTED IN COLORADO
S    ALSO ADMITTED IN IDAHO
?    ALSO ADMITTED IN ILLINOIS
*    ALSO ADMITTED IN MARYLAND
**   ALSO ADMITTED MICHIGAN
"    ALSO ADMITTED IN NEW YORK
-    ALSO ADMITTED IN OREGON
/    ALSO ADMITTED IN WASHINGTON, D.C.
<    ALSO ADMITTED IN WISCONSIN
>    NOT ADMITTED IN WASHINGTON
C    OF COUNSEL


                                December 8, 2006



Mr. Todd K. Schiffman
U.S. Securities and Exchange Commission
Division of Corporate Finance, #7 Financial Services
100 F Street NE
Washington, DC 20549

         Re:      WSB Financial Group, Inc.
                  Amendment No. 5 to Registration Statement on Form S-1 File No. 333-137038

Dear Mr. Schiffman:

         This letter accompanies the above-referenced filing and responds to your letter, dated December 6, 2006, to David K. Johnson, President and Chief Executive Officer of WSB Financial Group, Inc., relating to the Registration Statement on Form S-1, File No. 333-137038.

         We are filing Amendment No. 5 today on Edgar in response to these comments. Four marked copies of Amendment No. 5 are enclosed to expedite your review.

General

     1. Please submit on EDGAR all correspondence, including attachments that you have sent to the Commission staff since you filed your Form S-1.

         Response: We have submitted on EDGAR all correspondence and attachments, which were not previously submitted on EDGAR, including our letters and faxes dated November 30, November 22, November 17 (with enclosures), November 15, November 13 and September 13, 2006.

      REPLY TO: 1201 THIRD AVENUE SUITE 3200 SEATTLE, WASHINGTON 98101-3052
                 TELEPHONE: (206) 623-1900 FAX: (206) 623-3384

                             WWW.KELLERROHRBACK.COM

    AFFILIATED OFFICE: KELLER ROHRBACK PLC 3101 N. CENTRAL AVENUE, SUITE 1400
            PHOENIX, ARIZONA 85012 (602) 248-0088 FAX (602) 248-2822

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
December 8, 2006
Page 2



Our Market Area, page 3

     2. We note your response to comment 3 and comment 6 of our letter to you dated November 22, 2006. As we requested, please revise the second paragraph in this section and the first paragraph on page 57 to balance your discussion by disclosing that according to your federal banking regulator, the Federal Deposit Insurance Corporation, your main office in Bremerton is located in a "low income" area and that the five branches are located in "middle income" areas.

         Response: We have made these revisions in pages 3 and 58 of the Amendment, as requested.

Management's Discussion and Analysis, page 21

     3. We note your response to comment 5 of our letter to you dated November 22, 2006. Please revise the statement you added, in the third paragraph on page 21, that 88 percent of your revenues is derived from real estate since it appears, on page F-3, that a higher percent of your revenues are from real estate when you include the net gain on sale of loans (which are residential mortgages). Please include this revised statement in the first paragraph of the summary on page 1.

         Response: We respectfully submit that this statement in page 22 of the Amendment is accurate and therefore, no revision is required. The 88% includes the net gain on sale of residential loans. Looking at page F-3, total interest and fees on loans totaled $19,539 (dollars in thousands) for the nine months ended September 30, 2006, of which $18,113 was derived from real estate loans. Total income derived from real estate including the $2,574 net gain on the sale of residential loans was $20,687, or 88.0% of the company's total revenues of $23,510 (total interest income of $20,091 plus total other income of $3,419). Further, as requested by the staff, the difference between the 94% of loan-related income in the second sentence of the third paragraph in page 22 of the Amendment and the 88% of loan-related income derived from real estate in the fifth sentence of the same paragraph, represents interest and fees on commercial and consumer loans.


Seattle Metropolitan Statistical Area, page 59

     4. We note your response to comment 7 of our letter to you dated November 22, 2006. We note that this section is duplicative of your disclosure in the sections entitled Pierce County and South King County that immediately precede this section. Please eliminate the confusion and please revise as follows:

         o    replace each abbreviation for MSA with the full term;

         o    disclose that the term is defined by the U.S. Census Bureau;

         o clarify that your two locations in the Seattle Metropolitan Statistical Area are the loan production office in Federal Way in King County and the branch office in Gig Harbor in Pierce County; and

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Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
December 8, 2006
Page 3


         o    disclose the distance of these two locations from Seattle.

         Response: We have included the requested revisions in pages 59 and 60 of the Amendment, and spelled out Seattle Metropolitan Area throughout the Amendment.

Underwriting, page 94

     5. We note your response to comment 8 of our letter to you dated November 22, 2006. As we requested in comment 8 of our letter to you dated November 22, 2006 and comment 16 of our letter to you dated November 9, 2006, please provide more detail, in both the summary the Underwriting section, regarding the circumstances under which D.A. Davidson believes it may change the offering price and other selling terms during the initial public offering and distribution. Please provide us with your legal analysis of how changing the offering price and other selling terms would be consistent with the securities laws. Please confirm that before you or D.A. Davidson changes the offering price or offering terms you will file a post effective amendment, indicating all such changes, with the Commission and the Commission shall have declared it effective.

         Response: Upon reconsideration of the staff's comment and review of the underwriting agreement, we have deleted the following sentence on page 95 of the
Amendment: "After the initial public offering of the shares, D. A. Davidson & Co. may change the offering price and the concessions and allowances to brokers and dealers."

         As disclosed in the underwriting section of the registration statement, and in accordance with Item 508 of Regulation S-K, upon execution of the underwriting agreement and satisfaction or waiver of the conditions to closing set forth therein, the underwriters will be committed to take and to pay for all of the securities offered pursuant to the registration statement, at the initial public offering price, if any such securities are taken. This is commonly referred to as a "firm commitment" underwriting.

         As required by the Securities Act and the rules and regulations promulgated thereunder, if the Company or D. A. Davidson were to change the public offering price or other offering terms during the distribution, then the Company would file a post-effective amendment to disclose any material information with respect to the plan of distribution that was not previously disclosed in the registration statement, and would suspend sales until the Commission had declared such amendment effective.

         After the distribution is completed, if and to the extent that D.A. Davidson has retained ownership for its own account of any of the shares that it has acquired from the Company, it may re-sell the securities, or change the selling concession or discounts that it offers to brokers or dealers who re-sell the securities, in accordance with applicable securities laws. Because the sentence referred to paragraph (1) above is not relevant to the plan of distribution in this offering (but rather relates to potential resales by D.A. Davidson after the offering is completed), we have deleted the sentence.

         The updated letter from LC Financial Advisors, LLC and the updated consents of Moss Adams LLP, Ball & Treger, LLP and LC Financial Advisors, LLC are attached to Amendment No. 5 as Exhibits 16.1, 23.1, 23.2 and 23.4, respectively. In addition, the updated consent of Keller Rohrback L.L.P. is attached as Exhibit 5.1.

         The required statement from the company acknowledging its responsibility for disclosures in the filing and the status of Staff comments, is also enclosed.

         Please call the undersigned at (206) 224-7585 (direct) with any questions. As discussed, today we are also filing and sending our requests for acceleration of the S-1 and Form 8-A registration statements.

                                              Very truly yours,


                                              /s/ Thomas A. Sterken
                                              ---------------------
                                              Thomas A. Sterken

TAS:sjm
Encs:    Company Acknowledgement
         Marked copy of Amendment No. 5

cc w/encs.:       Jonathan E. Gottlieb
                  Margaret B. Fitzgerald

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Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
December 8, 2006
Page 4



cc: w/o encs.:    David K. Johnson
                  C.J. Voss

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                             COMPANY ACKNOWLEDGEMENT


         The registrant, WSB Financial Group, Inc. ("Company"), hereby acknowledges to the U.S. Securities and Exchange Commission ("Commission"), with respect to the Company's Registration Statement on Form S-1, File No. 333-137038, filed August 31, 2006, and amendments thereto, as follows:

         1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         DATED this 8th day of December, 2006.


                                  WSB FINANCIAL GROUP, INC.



                                  By: /s/ David K. Johnson
                                      ------------------------------------------
                                      David K. Johnson
                                      President and Chief Executive Officer